Mail Stop 3561

December 23, 2009

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

> **Re:** **EFT BioTech Holdings, Inc.**
> **Registration Statement on Form 10**
> **Amendment No. 7 Filed December 11, 2009**
> **File No. 000-53730**

Dear Mr. Qin:

We have reviewed your response to our letter dated November 25, 2009 and have the following comments.  Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

General

1.  We note your response to comment two of our letter dated November 25, 2009. We are considering your response and will advise you once we have completed our consideration of this issue.

Registration Statement on Form 10

Item 2.  Financial Information, page 22

Tabular Disclosure of Contractual Obligations, page 25

2.  We note that you have included two separate tables disclosing your contractual obligations, one on page 25 and the other on page 31.  Please advise us as to why you have included two sets of disclosure in response to Item 303(a)(5) of Regulation S-K and the manner in which the two sets of disclosure relate to each other.  In this regard, please address your references to fiscal years ending September 30, 2010, September 30, 2011 and September 30, 2012, given that your fiscal year end is March 31.

Financial Statements for the Fiscal Quarter ended September 30, 2009, page F-24

Revenue Recognition, page F-30

3. We note your updates to your description of revenue recognition from your reverse auction program in response to comment 10 of our letter dated November 25, 2009. If each bid costs $1 and is non-refundable, please explain to us why bidders must consume 300 bids before revenue is recognized.

Pro Forma Statement of Operation For the Year Ended March 31, 2009, page F-39

4. We note that in response to comment six of our letter dated November 25, 2009 you provided a pro forma statement of operations for the fiscal year ended March 31, 2009. We also note that this pro forma statement of operations contains the unaudited results of Excalibur International Marine Corporation for the period from October 1, 2008 to March 31, 2009. Please revise to present unaudited results of Excalibur for a 12 month period consistent with Rule 11-02(c) of Regulation S-X, so that the pro formas present the acquisition as if it had occurred on April 1, 2008. Refer to Rules 11-02(a) and 11-02(b)(6) of Regulation S-X. Given Excalibur's year end of December 31, we will not object if you avail yourself of the guidance in Rule 11-02(c)(3) of Regulation S-X and present the 12 months ended December 31, 2008 for Excalibur with the 12 months ended March 31, 2009 for EFT Biotech.

5. Please provide the introductory paragraph specified by Rule 11-02(b)(2) as we believe this provides valuable information to your readers. In this regard, you appear to have provided this information as "Note 1 – Basis of Presentation" at the bottom of page F-40, but we believe it is more appropriate to present it before your pro forma statement of operations to explain to your readers what they will see in the pro forma statements.

6. Since you account for your investment in Excalibur using the equity method, it is inappropriate for you to present "Pro Forma Combined" balances as if Excalibur were fully consolidated. If you wish to present a full pro forma statement of operations, please make pro forma adjustments as needed so that the "Pro Forma Combined" balances will reflect 12 months of results for Excalibur accounted for using the equity method. Alternatively, given the limited number of line items that are impacted by presenting Excalibur as though you had acquired your equity method interest on April 1, 2008, we will not object if you wish to describe in narrative terms the impact on your subsidiary loss on equity method investment, net income, and earnings per share consistent with Rule 11-02(b)(1) of Regulation S-X.

7. We note your calculation of "Pro Forma Combined" earnings per share and weighted average shares outstanding. Since you did not issue shares to acquire Excalibur, it is unclear to us why presenting this statement of operations as if Excalibur had been acquired on April 1, 2008 would result in a significant increase to your weighted average shares outstanding at March 31, 2009. Please explain this matter to us. For example, if your private placements that occurred during 2008 were done to raise the cash to purchase Excalibur, we would understand reflecting those shares as if they were outstanding from April 1, 2008, consistent with assuming you had purchased Excalibur on April 1, 2008. However, we note that your current presentation appears to simply add your shares outstanding to the outstanding shares of Excalibur, which is not appropriate. Please revise as necessary.

Financial Statements of Excalibur International Marine Corp, page F-41

8. We read your response to comment seven of our letter dated November 25, 2009 and have the following comments regarding the independent auditor's report seen on page F-41:

- We note your response to the first bullet point of prior comment seven. As previously indicated, financial statements included in filings made with us are required to be audited in accordance with auditing standards generally accepted in the United States or auditing standards of the Public Company Accounting Oversight Board (United States) and should clearly indicate this within the report. Please note that the auditor must have fully complied with these auditing standards and cannot merely believe that the audit procedures performed were similar. We will not object if the auditor's report also refers to compliance with home-country generally accepted auditing standards. Please revise the audit report accordingly.

- We note that the last paragraph of the auditor's report states that the financial statements have been prepared in accordance with "the Generally Accepted Accounting Principles." We also note your disclosure under the heading "Accounting Estimates" at the bottom of page F-50 clarifies that the financial statements are prepared in accordance with "the generally accepted accounting principles of the Republic of China." However, your response to various comments indicates that the financial statements of Excalibur are prepared in accordance with US GAAP. Please revise the last paragraph of the auditor's report to clearly indicate which country's generally accepted accounting principles were used to prepare these financial statements, and revise your disclosure on page F-50 if necessary.

- We note that you removed "(Chop)" after the name of the CPA. However, this still does not appear to be a conformed signature. Please ensure the

amended report includes a conformed signature.  Refer to Rule 302 of
Regulation S-T.  Additionally, please disclose the city and state where the
report was issued as required by Rule 2-02(a) of Regulation S-X.  We note
that there are two offices included in the letterhead; therefore, the letterhead
itself does not clearly indicate the city and state where the report was issued.

9.  We note your addition beginning on page F-60 of a balance sheet as of September
30, 2008 and a statement of income for the nine months ended September 30,
2008 for Excalibur in response to our comment eight of our letter dated
November 25, 2009.  We have the following additional comments:

- Please explain to us how these statements constitute complete interim
financial statements as contemplated in Rule 8-04 of Regulation S-X, or revise
as needed.

- Your analysis of significance indicates that Excalibur is significant above the
30% threshold specified in Item 17(c)(2)(v) of Form 20-F.  It remains unclear
to us that a reconciliation to US GAAP is not needed in the annual and interim
financial statements of Excalibur.  In this regard, it remains unclear to us that
the annual and interim financial statements of Excalibur were prepared in
accordance with United States Generally Accepted Accounting Principles,
particularly given your disclosure at the bottom of page F-50 that indicates
that the financial statements were prepared in accordance with generally
accepted accounting principles of the Republic of China.  Please further
explain which country's generally accepted accounting principles were used
to prepared these financial statements, and if it is not US GAAP, provide us
with a detailed analysis of why no reconciliation is needed,

Amendment No. 1 to Form 10-Q for the quarterly period ended June 30, 2009 filed
December 10, 2009

10.  We note that you amended your Form 10-Q to add disclosures about several
operating leases in response to comment 11 of our letter dated November 25,
2009.  However, if you amend a Form 10-Q you are required to provide the entire
Item amended as required by Exchange Act Rule 12b-15.  Please amend your
Form 10-Q to include the entire Item 1.

Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director

cc:     Virginia K. Sourlis, Esq.
        Via Facsimile